Exhibit 99.1

NEWS RELEASE

oldnational.com

Old National Contacts:
FOR IMMEDIATE RELEASE –	Media Relations
January 12, 2016	Kathy Schoettlin – (812) 465-7269/(812) 319-2711
Investor Relations
Lynell Walton – (812) 464-1366

Anchor Contacts:
Media Relations
Jennifer Ranville (616) 648-9928
Investor Relations
Bill James – (608) 252-1434

Old National announces largest partnership in its history, expands into Wisconsin with AnchorBank partnership

•	Headquartered in Madison, AnchorBank is the third largest bank headquartered in Wisconsin

•	ONB’s largest partnership to date: $2.2 billion in total assets, $1.5 billion in loans, $1.8 billion in deposits, and $360 million in common shareholders’ equity

•	Partnership includes 46 banking centers, 21 in Madison (also branches in Milwaukee and Fox Valley)

•	Anticipated closing in 2nd quarter 2016

Evansville, Ind. and Madison, Wisc. (January 12, 2016) – Evansville, Ind.-based Old National Bancorp (NASDAQ: ONB) (“Old National”) and Madison, Wisc.-based Anchor BanCorp Wisconsin Inc. (NASDAQ: ABCW) (“Anchor”), jointly announced today the execution of a definitive agreement under which Old National will acquire Anchor through a stock and cash merger.

With $2.2 billion in total assets, $1.5 billion in total loans, $1.8 billion in deposits, and $360 million in common shareholders’ equity as of Sept. 30, 2015, Anchor is a savings and loan holding company with AnchorBank, fsb (“AnchorBank”) as its wholly-owned subsidiary. Founded in 1919, AnchorBank operates 46 banking centers, including 32 banking centers in the Madison, Milwaukee and Fox Valley (Appleton, Neenah and Oshkosh) “triangle.” Twenty-one of these facilities are located in the capital city of Madison, home to the University of Wisconsin and one of the premier growth markets in the Midwest. This partnership marks a continuation of Old National’s strategy to focus the expansion of its franchise in demographically attractive and economically vibrant markets.

Founded in Evansville, Indiana in 1834, with $11.9 billion in total assets and 160 banking centers as of Sept. 30, 2015, Old National, the parent company of Old National Bank, is the largest financial services holding company headquartered in Indiana. When completed, this transaction will position Old National as the seventh largest deposit holder in the state of Wisconsin and the fifth largest in the Madison MSA.

Under the terms of the agreement, Anchor shareholders may elect to receive either 3.5505 shares of Old National common stock or $48.50 in cash for each share of Anchor they hold, subject to no more than 40% of the outstanding shares of Anchor may receive cash. Based on Old National’s 10-day average closing share price through January 8, 2016 of $13.34, this represents a total transaction value of approximately $461 million. The transaction value is likely to change until closing due to fluctuations in the price of Old National common stock and is also subject to adjustment under certain limited circumstances as provided in the merger agreement. The definitive merger agreement has been unanimously approved by the Board of Directors of both Old National and Anchor. The transaction remains subject to regulatory approval and the vote of Anchor shareholders. The transaction is anticipated to close in the second quarter of 2016.

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“This partnership, which marks Old National’s entry into the great state of Wisconsin, is a natural extension of our franchise and our growth strategy,” said Old National President & CEO Bob Jones. “Not only does it position Old National in strong, vibrant markets with proven growth potential, it also represents an exceptional cultural fit and an opportunity to continue the strong legacy of service that distinguishes AnchorBank.”

“Today’s transaction is a culmination of the tremendous turnaround at Anchor and a win-win for our communities, customers, employees and shareholders,” said AnchorBank President & CEO Chris Bauer. “Old National Bank has a strong history of growth and a deep commitment to providing high-quality community banking and a rewarding workplace for its employees. We’re proud to become their newest partner and believe the legacy of AnchorBank’s community-based customer service will continue moving forward.”

Old National was advised by Stephens, Inc. and the law firm of Krieg DeVault LLP. Anchor was advised by J.P. Morgan Securities LLC and the law firm of Skadden, Arps, Slate, Meagher & Flom LLP.

About Old National

Old National Bancorp (NASDAQ: ONB) is the largest financial services holding company headquartered in Indiana and, with $11.9 billion in assets, ranks among the top 100 banking companies in the U.S. Since its founding in Evansville in 1834, Old National has focused on community banking by building long-term, highly valued partnerships with clients. Today, Old National’s footprint includes Indiana, Kentucky and Michigan. In addition to providing extensive services in retail and commercial banking, wealth management, investments and brokerage, Old National also owns Old National Insurance, one of the 100 largest brokers in the U.S. For more information and financial data, please visit Investor Relations at oldnational.com.

About Anchor BanCorp Wisconsin Inc.

Anchor Bancorp is the parent company for AnchorBank, a community-based financial services company providing commercial, retail, mortgage, consumer finance and investment services to businesses and individuals from 46 banking locations throughout Wisconsin. Anchor Bancorp stock (ABCW) is listed on the NASDAQ Global Market and Russell Global Indexes. Visit AnchorBank online at ww.anchorbank.com.

Conference Call

Old National will hold a conference call at 10:00 a.m. Central Time on Tuesday, January 12, 2016, to discuss the announced partnership with Anchor. The live audio web cast of the call, along with the corresponding presentation slides, will be available on the Company’s Investor Relations web page at oldnational.com and will be archived there for 12 months. A replay of the call will also be available from 7:00 a.m. Central Time on January 13 through January 27. To access the replay, dial 1-855-859-2056, Conference ID Code 24106561.

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Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this press release and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this press release, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this press release.

Additional Information About the Old National Bancorp/Anchor BanCorp Wisconsin Inc. Transaction

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, ONB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2015. Information about the directors and executive officers of Anchor is set forth in the proxy statement for Anchor’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 27, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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